**Public**

SEC

22006968

SEC Mail Processing

Washington, DC

| |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2023 |
| SEC FILE NUMBER |
| 8-65979 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**
**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-65979

REPORT FOR THE PERIOD BEGINNING: **OCTOBER 1, 2021** AND ENDING: **SEPTEMBER 30, 2022**

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT CAPITAL, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FOR OFFICIAL USE ONLY

**150 WEST SECOND STREET, SUITE 400**
(No. and Street)

| **ROYAL OAK** | **MICHIGAN** | **48067** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Michael D. Benson** | **(248) 432-1229** |
|---|---|
| (Name) | (Phone Number) |

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

**BDO USA, LLP**
(Accounting Firm)

**800 NICOLLET MALL, SUITE 600**
(Address)

| **MINNEAPOLIS** | **MINNESOTA** | **55402** |
|---|---|---|
| (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

RMC

# TAB 2

## OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT CAPITAL, LLC**, as of September 30, 2022, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

CEO & Managing Director

Subscribed and sworn to before me
this 29 date of Nov., 2022

Shelly Laughlin
Notary Public

Shelly Laughlin
Notary Public State of Michigan
Oakland County
My Commission Expires 10/12/2028
Acting in the County of Oakland

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A Report Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

# TAB 3

# STOUT CAPITAL, LLC
## (a wholly-owned subsidiary of Stout Risius Ross, LLC)

## Statement of Financial Condition

## SEPTEMBER 30, 2022

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**The Statement of Financial Condition, pursuant to SEA Rule 17a-5
as of September 30, 2022
is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.**

---

# CONTENTS

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

## Report of Independent Registered Public Accounting Firm

To the Member of
Stout Capital, LLC
Royal Oak, MI

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stout Capital, LLC (the "Broker-Dealer") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2020.

November 29, 2022

**STOUT CAPITAL, LLC**
**(a wholly-owned subsidiary of Stout Risius Ross, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**SEPTEMBER 30, 2022**

| | 2022 |
|---|---|
| **ASSETS** | |
| Cash | $34,379,825 |
| Billed receivables, net | 2,036,627 |
| Unbilled receivables | 511,978 |
| Prepaid expenses | 46,042 |
| TOTAL ASSETS | $36,974,472 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Accounts payable and accrued expenses | $ 300,656 |
| Deferred revenue | 412,500 |
| Due to Parent Company | 16,966,015 |
| TOTAL LIABILITES | $17,679,171 |
| Member's equity | 19,295,301 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $36,974,472 |

The accompanying notes are an integral part of these financial statements.

## NOTE A: NATURE OF OPERATIONS

Stout Capital, LLC (the "Company") is a non-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois, and California.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry any proprietary securities accounts ("PAB accounts"). The Company is a wholly-owned subsidiary of Stout Risius Ross, LLC (the "Parent Company") which is in turn wholly owned by Stout Intermediate Holdings, LP, which is in turn wholly owned by Stout Group Holdings, LP. Stout Group Holdings is 39% owned by Stout Holdings I, Inc., 4% owned by Stout Holdings II, Inc., 9% owned by Stout Holdings III, LLC, and 48% owned by AG Stout, LLC (collectively, the "Holdings'").

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").

***Use of Estimates***
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Financial Instruments – Fair Value and Credit Losses***
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

***Receivables from Clients and Allowance for Doubtful Accounts***
The Company evaluates the collectability of receivables from clients based on a combination of factors using the current expected loss (CECL) framework. In circumstances where the Company is aware of a specific client's inability to pay, the Company will fully reserve any outstanding amounts deemed uncollectible. For all other clients, the company records a reserve against any billed receivable balance based on the length of time the receivable is past due and historical experience. The allowance for doubtful accounts is $0 at September 30, 2022.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Unbilled receivables represent reimbursable expenses for which no invoices to clients have been issued as of September 30, 2022.

***Cash***
The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash. At September 30, 2022, the Company had deposits in excess of federally insured amounts of $34,130,050.

***Prepaid Expenses***
Prepaid expenses of $46,042 were paid at September 30, 2022. $23,995 was paid to FINRA for licensing, regulatory & fee assessments and $22,047 was paid to outside data vendors.

***Revenue Recognition***
Revenues are recognized when the control of the promised services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Investment banking revenues include fees earned from providing mergers and acquisitions (M&A) advice, private capital raise, financial sponsor coverage, and other financial advisory services. Investment banking success fees are recognized when services for the transaction are completed and the underlying transaction is closed, as a single performance obligation. In some instances, the Company will receive a retainer before the end of the project. These retainer payments are minimal in comparison to total project fees and the retainers are amortized and recognized over time to match the continued delivery of performance obligations. Unrecognized retainer fee revenue is recorded on the Statement of Financial Condition as deferred revenue and was $412,500 at September 30, 2022. The Company reviews its amortization policies on an annual basis.

***Income Tax Status***
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the Parent Company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in the Holdings' S Corp, LLC, or LP returns will be sustained upon examination and accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by the Holdings' to the Company at September 30, 2022.

***Computation of Customer Reserve***

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving M&A advice, private capital raise, financial sponsor coverage, and other financial advisory services.

## NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the Parent Company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent Company will be responsible for facility rent and utilities, office and admin support, marketing, taxes, general insurance, and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly.

The $16,966,015 Due to Parent Company at September 30, 2022 is for employee compensation, which is paid directly by the Parent Company for all Company employees.

## NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to SEA Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2022, the Company had net capital of $16,700,654, which was $15,522,042 in excess of its required net capital of $1,178,612. The ratio of aggregate indebtedness to net capital was 1.06 to 1.

## NOTE E: SUBSEQUENT EVENT

The Company has evaluated subsequent events through November 29, 2022, the date the financial statements were issued, and determined that there were no matters which required accounting for or disclosure in the financial statements.